October 31, 2007

120 Monument Circle

Indianapolis, IN 46204-4903

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Definitive Proxy Statement
Filed April 4, 2007
File No. 001-16751

Dear Mr. Buchmiller:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated September 26, 2007 relating to the above-referenced filing by the Company. For your convenience, we have listed each comment from your September 26, 2007 letter below, with our response following each such comment. Our future annual proxy statements will contain disclosure similar to our responses set forth below.

Compensation Discussion and Analysis, Page 28

1.

Comment: You disclose that the intent of your executive Total Rewards program is to provide a total cash compensation opportunity that is generally between the median and 75th percentile of the competitive market based on the comparator groups described above, a long-term equity grant that is based on the median allocation in the study described above, and benefits and perquisites that are intended to be competitive with the median of the market. Please disclose where actual amounts paid under each element of benchmarked compensation actually fell within the targeted parameters. To the extent actual compensation for a particular element fell outside of the targeted percentile range, please discuss why.

Response: Competitive market data is supplied to the Compensation Committee of the Company’s Board of Directors (the “Committee”) as one of the several resources made available to the Committee to assist it in setting executive compensation levels. The Committee looks to set compensation in line with the parameters outlined in the proxy statement, but does not use such parameters as a fixed target. Where possible, this data was taken from surveys of 2005 compensation prepared by third-party survey companies. These surveys do not allow us to calculate the exact percentile rank of our compensation, but have the advantage of providing more timely and complete data than 2005 proxy filings which include details about 2004 compensation.

October 31, 2007

Consistent with the Committee’s approach, actual total cash compensation of the Named Executive Officers for 2006 generally fell between the median and 75th percentile of the total compensation paid to executives holding equivalent positions in two of our three comparator groups, namely (i) the Fortune 50 and (ii) the twenty-five major labor and capital market competitors in the health insurance market and other insurance companies, financial services companies, hospital systems and pharmaceutical companies with similar annual revenue and market capitalization (the “25 Major Labor Market Competitors”). The only exception to this was Alice Rosenblatt, Executive Vice President, Integration and Information Management Officer and Chief Actuary, whose job could not be matched to peer group jobs. Ms. Rosenblatt’s compensation was compared to the position of Chief Actuary at a group of large managed care peers; her compensation exceeded the 75th percentile of that group, which was appropriate given her broader responsibilities as Executive Vice President, Integration and Information Management Officer and WellPoint’s larger company size.

At the time 2006 compensation levels were set, 2005 data was not available for our third comparator group, the five largest direct health insurance peers, so only 2004 proxy data for this group could be reviewed. This data was too limited for comparison to the 50th and 75th percentile to be useful and was instead used as additional market data to give the Committee a complete picture of competitive compensation levels.

For 2006, actual long-term equity grants to the Named Executive Officers fell slightly below the median allocation to executives holding equivalent positions in the 25 Major Labor Market Competitors comparator group over the prior three years. Our Named Executive Officers’ benefits and perquisites in 2006 were assessed to be near the median based on prevalence data for other large companies. Certain benefits, such as the supplemental executive retirement plan benefits, represent previous commitments made to certain named executives.

2.	Comment: You disclose that one of your compensation objectives is to deliver compensation that is commensurate with individual performance. Please discuss how the various elements of your Total Rewards program are designed and implemented to reflect each of the named executive officer’s individual performance when determining the form and amounts of compensation to award. Please disclose the nature of the personal goals in reasonably complete detail and describe the level of difficulty, or ease, associated with achieving those goals. Refer to Item 402(b)(2)(vii) Regulation S-K.

Response: The primary components of our Total Rewards Program that are designed and implemented to reflect a Named Executive Officer’s individual performance are base salary, annual incentive awards and equity awards. The Committee approved adjustments to the base salaries of the Named Executive Officers and also determined the equity awards to be granted to such individuals based in part on subjective individual

October 31, 2007

performance evaluations, as well as the Company’s 2005 achievements listed in the proxy statement, all of which reflect the Named Executive Officers’ individual performance. With respect to the annual incentive award, since our proxy statement details the actual award and weight for each measure that comprises the award, we do not believe it is necessary to discuss the difficulty or ease associated with achieving the measures.

Elements of Total Rewards, page 30

3.	Comment: You disclose that in approving 2006 compensation, the Compensation Committee reviewed comprehensive tally sheets for each named executive officer covering five years of Total Rewards data and realized equity, in addition to current levels of unrealized vested and unvested equity. Given this disclosure, please discuss the committee’s analysis of the information contained in the tally sheets and how the evaluation of this data resulted in specific awards for the fiscal year for which compensation is being reported or modifications to the manner in which your compensation program is implemented.

Response: Tally sheets were reviewed by the Committee, but they did not have a direct or specifically identifiable impact in how the compensation decisions discussed in the CD&A were made in 2006. Tally sheets are just one of a number of information resources and tools made available to the Committee for its reference and use. Although tally sheets provide good background information for the Committee, they did not result in specific awards for 2006 nor modifications to the implementation of our compensation program.

Process of Setting Executive Compensation, page 31

4.	Comment: You disclose that the independent compensation consultants develop recommendations with respect to all CEO compensation actions. With respect to the Compensation Committee’s engagement of the consultants, please disclose the nature and scope of the consultants’ assignments and the material elements of the instructions or directions given to the consultants with respect to their performance of under their engagements. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please disclose how the committee utilized the consultants’ recommendations in setting compensation policies or in awarding specific forms and amounts of compensation for your named executive officers.

Response: We note that the following disclosure regarding the compensation consultant is on page 7 of our proxy statement:

The Compensation Committee has directly engaged Watson Wyatt Worldwide (“Watson Wyatt”), an outside compensation consultant, to assist in the evaluation of CEO and executive officers compensation, as authorized under its charter. The consultant reports directly to the Compensation Committee. The consultant

October 31, 2007

regularly participates in Committee meetings and advises the Committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards.

We did not provide specific instructions to our compensation consultant, but rather as noted above, the compensation consultant attended Committee meetings and also had informal conversations with members of the Committee to determine our compensation objectives. The Committee utilizes the compensation consultant’s recommendations as one of several factors in determining compensation actions for the CEO and the other Named Executive Officers.

2007 Executive Compensation Decisions, page 36

5.	Comment: You disclose that your 2007 AIP awards will be paid based on achieving various performance levels for any of the six performance measures. Please include an analysis of what growth levels in your financial and operational metrics the target goals are intended to incentivize.

Response:

The growth levels intended to be incentivized by the six performance measures for 2007 Annual Incentive Plan (AIP) awards are as follows:

Performance Measure	Growth Levels Incentivized
1. Adjusted Diluted EPS	Earnings Per Share

2. Operating Gain	Reported Operating Gain

3. Specialty Performance	Dividends paid to health plan units by the specialty units based on their specialty membership

4. Medical Membership Growth	Medical Membership

5. Member Health Index	Health of plan members

6. Member Trust	Trust of plan members in the Company

* * * * *

October 31, 2007

In connection with our response to this comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6759 or Kathy Kiefer, Associate General Counsel, at (317)488-6562.

Very truly yours,

/s/ Sandra H. Miller
Sandra H. Miller
Acting General Counsel

Copy to:	Angela F. Braly
President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

Kathleen S. Kiefer
Associate General Counsel